FinTron Invest, LLC
Statements of Changes in Members' Equity
For the Years Ended January 31, 2019 and January 31, 2020
(Unaudited)

	Members' Contributions	Accumulated Deficit	Total Members' Equity
Balance, January 31, 2018	$ 34,000	$ -	$ 34,000
Members' capital contribution	38,150		38,150
Net loss		(48,152)	(48,152)
Balance, January 31, 2019	72,150	(48,152)	23,998
Members' capital contribution	219,000		219,000
Net loss		(175,406)	(175,406)
Balance, January 31, 2020	$ 291,150	$ (223,558)	$ 67,592